Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP’S PEÑASQUITO MINE COMPLETES CONSTRUCTION OF
SECOND PROCESSING LINE AHEAD OF SCHEDULE

VANCOUVER, BRITISH COLUMBIA, June 22, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) announced today that the second sulphide processing line (Line 2) at Peñasquito mine in Zacatecas, Mexico has achieved mechanical completion ahead of its previously expected third quarter completion date.

•	Line 2 is now in commissioning phase and ramping up toward designed 50,000 tonne-per-day capacity.
•	Line 1 is regularly operating at designed daily throughput of 50,000 tonnes.
•	Declaration of project commercial production remains on schedule for the third quarter.
•	Construction of 30,000 tonne-per-day high pressure grinding roll circuit (HPGR) is on track for completion in fourth quarter.
•	Full production ramp-up to designed 130,000 tonne per day capacity remains on track for early 2011.

“The Peñasquito project team has achieved every critical milestone throughout the mine’s three year construction period, and the completion of Line 2 ahead of schedule is the latest example of the impressive pace of development there,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer. “Mining rates have continued in excess of 500,000 tonnes per day and concentrate grades and quality remain well within expectations.  We look forward to experiencing with our shareholders the growing contributions of this world-class asset over the years to come.”

In the first days of commissioning and ramp-up of Line 2, combined process plant throughput has already reached in excess of 86,400 tonnes per day. Line 2 alone has reached peak daily throughput of over 52,000 tonnes.  The Company remains on track for third quarter commercial production.

Most of the components for the HPGR circuit are on site with mechanical completion expected during the fourth quarter.  Following a ramp-up period, Peñasquito processing is expected to reach full 130,000 tonne per day capacity early in 2011.  Over its mine life, Peñasquito is expected to produce an annual average of 500,000 ounces of gold, 28 million ounces of silver, 450 million pounds of zinc, and 200 million pounds of lead after reaching full design capacity. For 2010, Peñasquito remains on track toward previously issued guidance of 180,000 ounces of gold as the proportion of higher quality sulphide ore increases.

For a video clip of the full Peñasquito processing plant in operation, please visit www.goldcorp.com.

Goldcorp is North America’s fastest growing senior gold producer.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com website: www.goldcorp.com